VALERO ENERGY CORPORATION
Michael S. Ciskowski
Executive Vice President and Chief Financial Officer

May 8, 2013

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Karl Hiller

Re:	Valero Energy Corporation (the “Company”)
Form 10‑K for the Fiscal Year Ended December 31, 2012
Filed February 28, 2013
Commission File No. 1-13175

Dear Mr. Hiller:

Set forth below is the response of Valero Energy Corporation (the “Company”) to the comment from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that appeared in the Staff’s letter dated April 10, 2013 regarding the above-referenced Annual Report on Form 10‑K (the “Form 10‑K”) filed by the Company on February 28, 2013.

For ease of reference, the Staff’s comment is reproduced below in bold and is followed by the Company’s response to such comment.

Form 10-K for Fiscal Year Ended December 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

Liquidity and Capital Resources, page 47

Tax Matters, page 51

1.
We note your disclosure indicating that a material amount of your deferred tax liabilities could be reclassified to current liabilities due to Revenue Agent Reports received from the IRS, and that you have $6.9 billion in deferred tax liabilities as of December 31, 2012. Please expand your disclosure to address the following points.

One Valero Way, San Antonio, Texas 78249-1616
telephone (210) 345-2146 - fax (210) 345-2497

Mr. Karl Hiller
U.S. Securities and Exchange Commission
May 8, 2013

(i)	Discuss the timing of possible significant reclassifications and payments and the course of action that you might take to make these payments.

(ii)	Quantify possible reclassifications and interest and penalties.

(iii)
Provide a brief overview of the upcoming and remaining steps you envision as part of contesting the tax positions and assertions taken in the Revenue Agent Reports, and the anticipated duration of these remaining steps.

Please include any additional information necessary to comply with the guidance in Item 303(a)(1) of Regulation S-K, Instruction 5 to Item 303(a) of Regulation S-K, and Section IV of SEC Release No. 34-48960 (FR-72).

Response: Upon further review of the disclosure in the Form 10‑K regarding the Company’s ongoing IRS tax audits and the related Revenue Agent Reports received by the Company, we acknowledge that the disclosure could be read in a manner that the Company did not intend. Moreover, we acknowledge that the disclosure could be read in a manner that would indicate that the Company believes that the resolution of these tax matters could have a material adverse effect on its liquidity. We advise the Staff supplementally that this was not, nor is it currently, the Company’s belief.
The disclosure states that the Company believes that its tax liabilities are fairly stated and properly reflected in its financial statements and this remains the Company’s belief. The purpose of the remaining part of that disclosure, however, was to inform the reader that the IRS has asserted that the Company currently owes taxes related to matters that the Company believes will not result in the payment of taxes until future years. The disclosure was not intended in any way to indicate that the Company believes that it is even reasonably possible that such taxes are currently owed. Had that been the Company’s belief, additional disclosures would have been provided to address the possible amount and timing of significant reclassifications and payments, the amounts of penalties and interest, and other relevant information necessary to provide an understanding of the Company’s liquidity.
We have revised the disclosure of these tax matters in the discussion of liquidity and capital resources in the Company’s Form 10‑Q for the quarterly period ended March 31, 2013 (the “Form 10‑Q”), which has been filed with the Commission concurrent with our submission of this response letter. The revised disclosure can be found on page 48 of the Form 10‑Q, which clarifies that the Company believes that it will resolve these tax matters for amounts consistent with the recorded amounts of unrecognized tax benefits associated with these matters. The revised disclosure also includes the total amount of unrecognized tax benefits recorded by the Company as of March 31, 2013 in order to more clearly define the potential impact to the Company’s liquidity should such amounts ultimately be paid. The Company advises the Staff supplementally that it believes that it has properly applied the provisions of Accounting Standards Codification 740-10-25 with respect to recognizing and measuring its tax positions. Therefore, the Company believes that its liability for unrecognized tax benefits is fairly and properly stated, both in amount and classification as a long-term liability. The Company also advises the Staff supplementally that this liability includes related interest and penalties. We direct the Staff’s attention to Notes 10 and 16 of Notes to Consolidated Financial Statements included in the Form 10‑K (pages 80 and 111, respectively), which disclose the amount

One Valero Way, San Antonio, Texas 78249-1616
telephone (210) 345-2146 - fax (210) 345-2497

Mr. Karl Hiller
U.S. Securities and Exchange Commission
May 8, 2013

of the liability related to unrecognized tax benefits (referred to in Note 10 as “uncertain income tax position liabilities”). The entire liability, which includes related interest and penalties, is reflected in the table on page 80, while the rollforward of that liability, excluding interest and penalties, is reflected on page 111.
We have further revised the disclosure of these tax matters in the discussion of liquidity and capital resources in the Company’s Form 10‑Q to describe the current status of its negotiations with the IRS, to more clearly state that the Company does not believe that settlement agreements will be finalized and that cash will be paid to the IRS within the next 12 months and the reason for such belief, and to state the Company’s belief regarding its ability to fund any of the liability for unrecognized tax benefits that it may ultimately owe.
We believe that the disclosure in the Form 10‑K meets the guidance in Item 303(a)(1) of Regulation S-K, Instruction 5 to Item 303(a) of Regulation S-K, and Section IV of the Commission’s Release No. 34-48960 and that no amendment of the Form 10‑K is necessary. However, we have revised the disclosure in the Form 10‑Q to better apply the aforementioned guidance and to ensure a clear understanding of the impact of the tax matters to the Company’s liquidity.
The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (210) 345-2146.

Very truly yours,

/s/ Michael S. Ciskowski
Michael S. Ciskowski
Executive Vice President and Chief Financial Officer

cc:     Jay D. Browning
Lawrence M. Schmeltekopf

One Valero Way, San Antonio, Texas 78249-1616
telephone (210) 345-2146 - fax (210) 345-2497